

Mail Stop 3720

June 4, 2009

Mr. Bernard L. Han
Executive Vice President and Chief Financial Officer
DISH DBS Corporation
9601 South Meridian Boulevard
Englewood, Colorado 80112

> **RE: DISH DBS Corporation**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 2, 2009**
>
> **Form 10-Q for the Quarterly Periods Ended March 31, 2009**
> **File No. 333-31929**

Dear Mr. Han:

        We have reviewed your supplemental response letter dated May 20, 2009 as well as your filing and have the following comments. As noted in our comment letter dated April 22, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1.   We note your response to prior comment 2 and the disclosure in your Form 10-Q for March 31, 2009 to which you refer.

- Please quantify the impact of the lost subscribers, both the regular churn and the loss of the AT&T arrangement on your financial results. This should include a dollar amount as well as the number of lost subscribers and should discuss the trend for the year as well as the impact on the current quarter. If you know the dollar impact of the loss of the AT&T arrangement, that information should be provided.

- Please quantify the higher fees you will pay to access assets or receive certain services as a result of the spin-off of assets to Echostar or disclose that the higher fees did not have or will not have a significant impact on your operations.

Please provide us with your proposed disclosures.

Executive Summary

DISH Network subscribers, page 24

2.   We note your response to prior comment 4. As we previously requested, in your next filing, show the actual subscribers and not your estimation of the number of subscribers represented by commercial accounts. You may show your estimations as separate calculations that are clearly labeled as supplementary data.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation, page F-9

3.   We note your response to prior comment 6.   Please provide us with your SAB 99 analysis.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director